EXHIBIT 7.2

                                                      Erlangen, November 2, 1999



                      MARKETING and DISTRIBUTION AGREEMENT


                                     between


                             SYMPHONIX Devices, Inc.
                 2331 Zanker Road, San Jose, CA 95131.1109, USA

                    (hereinafter referred to as "SYMPHONIX")

                                       and

                       SIEMENS Audiologische Technik GmbH,
                       Gebbertstr. 125, Erlangen, Germany

                     (hereinafter referred to as "SIEMENS")

                    Collectively referred to as "The Parties"


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WHEREAS  SIEMENS  is  a  designer,   manufacturer  and  distributor  of  hearing
instruments  and  components  for  hearing  instruments,   including  integrated
circuits and hybrids for hearing instruments; and

WHEREAS   SYMPHONIX   is   a   designer,   manufacturer   and   distributor   of
semi-implantable and totally implantable middle ear hearing devices; and

WHEREAS SIEMENS and SYMPHONIX believe that it will be in both of their best interests to establish a long-term cooperative relationship in connection with the global positioning of SIEMENS PRODUCTS and SYMPHONIX PRODUCTS as providing a single continuum of hearing care for the hearing impaired; and

WHEREAS SIEMENS and SYMPHONIX believe that it will be in both of their best interests to establish, based on this global positioning, certain joint marketing programs in certain markets and formal distribution agreements for SYMPHONIX PRODUCTS in certain markets.


DEFINITIONS

"SYMPHONIX PRODUCTS" are defined as all current and future semi-implantable and totally implantable middle ear devices designed and / or manufactured by SYMPHONIX. The current SYMPHONIX PRODUCTS are listed in Annex 1. Future SYMPHONIX PRODUCTS will be included as soon as practical after they become available.

"SIEMENS PRODUCTS" are defined as all current and future hearing instruments designed and / or manufactured by SIEMENS.

"TERRITORY"  is defined as the countries listed in Annex 2.
1.
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 Global Marketing Alliance

SIEMENS and SYMPHONIX shall use their best efforts to jointly promote SIEMENS PRODUCTS and SYMPHONIX PRODUCTS in the global market. SYMPHONIX PRODUCTS shall be positioned as superior, technologically advanced hearing care solutions that address unmet needs of hearing impaired people who are dissatisfied with hearing instruments and therefor are candidates for semi-implantable or totally implantable hearing devices. SIEMENS PRODUCTS shall be positioned as superior, technologically advanced hearing instruments. Together, SIEMENS PRODUCTS and SYMPHONIX PRODUCTS will be positioned as providing a single continuum of care for the hearing impaired. This joint positioning by SIEMENS and SYMPHONIX will be exclusive, as to hearing instruments and semi-implantable and totally implantable hearing devices.


2.       Marketing Cooperation

The Parties agree that they will conduct cooperative marketing programs such as the following:

(i) joint multimedia programs, including educational programs and workshops aimed at increasing awareness of hearing health care and the benefits of the SYMPHONIX PRODUCTS among dissatisfied hearing instrument users, audiologists and hearing instrument dispensers;
(ii) joint attendance at workshops and scientific conferences and sponsorship of satellite meetings;
(iii) joint attendance at medical / audiological conferences;
(iv)  joint  sponsorship  of  educational   forums  aimed  at  hearing  impaired
      individuals;
(v)   joint market research studies;
(vi)  joint creation of patient
      support groups; and
(vii) joint development of a patient data base that produces cross-referral of patients.

The Parties agree that they will develop specific programs designed to actively involve hearing instrument dispensers in the promotion of the SYMPHONIX PRODUCTS. Such programs will be designed to provide incentives to achieve referral of potential patients to clinical implanting sites. Such programs may include sale by the hearing instrument dispenser of the external audio processor (external part of the semi-implantable hearing device), as well as referral fees and fitting fees.

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The Parties intend that these programs will be initiated in the TERRITORY, i. e.
during Q 4 of calendar 1999 in France, during Q 1 of calendar 2000 in Spain, Germany and UK, and as soon as practical in the other countries of the TERRITORY. The Parties intend that such programs will be fully implemented in the United States of America and Canada immediately after initiation of commercial sales. In all other countries such programs will be implemented if reasonably possible to do so. Any claims regarding The Parties' respective products shall be subject to approval by SYMPHONIX for SYMPHONIX PRODUCTS and by SIEMENS for SIEMENS PRODUCTS.


3.       Distribution

SIEMENS is hereby appointed to be the exclusive distributor of SYMPHONIX PRODUCTS in the TERRITORY, subject to the provisions of Section 4.

The Parties will continually monitor the potential distribution of SYMPHONIX PRODUCTS in countries not currently included in the TERRITORY. However, it is expressly agreed that the TERRITORY and the provisions of this paragraph, do not and will not in the future, include the United States of America and Canada. As existing SYMPHONIX distribution contracts with third party distributors expire, or SIEMENS foresees marketing potential for SYMPHONIX PRODUCTS or SYMPHONIX prepares for distribution of SYMPHONIX PRODUCTS in additional countries, SYMPHONIX and SIEMENS shall negotiate in good faith the addition of such countries to the TERRITORY.

The distribution rights include but are not limited to the direct sale to local distributors, hospitals, ENT doctors, dispensers, health insurance companies and end users.


4. Existing SYMPHONIX Distribution Agreements with third Parties; SIEMENS Distributors

The designation of certain countries in Annex 2 as part of the TERRITORY, is contingent on appropriate termination by SYMPHONIX of existing distribution agreements. The Parties will cooperate in these cases, subject to the following paragraph, to ensure as smooth as possible a transition from the existing distribution agreement to SIEMENS or to a new distribution agreement with the appropriate third party SIEMENS distributor. The countries covered by this paragraph are Italy, Spain, Portugal, Denmark and Sweden.

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In all cases,  where SIEMENS wants to appoint  third party  distributors  in the
TERRITORY for purposes of this AGREEMENT, such appointment is contingent on SYMPHONIX's explicit prior written approval which shall only be withheld if the third party distributor distributes products which are directly in competition to SYMPHONIX PRODUCTS, or if the third party distributor is unable to adequately market the SYMPHONIX PRODUCTS.

SIEMENS shall ensure that distribution rights granted to its third party distributors are consistent with the provisions of this Agreement, and do not exceed the rights granted hereunder to SIEMENS.


5.       Scope and Limitation of SIEMENS' Distribution Authority

SIEMENS and SYMPHONIX shall use their reasonable efforts to develop a comprehensive business plan for distribution of SYMPHONIX PRODUCTS in the TERRITORY within a period of sixty (60) days after the effective date of this AGREEMENT. Such business plan will address specific programs and resource allocations on a country-by-country basis, and will be updated regularly at least on a yearly basis.

5.1    Introduction Period

       The Parties have agreed on principles for such business plan for the period of the first two (2) years after the effective date as provided in section 14 ("Introduction Period") as follows:

       SIEMENS shall perform in its own name and for its own account all warehousing, shipping, returns handling, order processing, and invoicing for SYMPHONIX PRODUCTS;

       SYMPHONIX shall provide SIEMENS with adequate quantities of SYMPHONIX PRODUCTS on a consignment basis and SIEMENS will issue purchase orders weekly for such SYMPHONIX PRODUCTS, when sold to third party customers (including third party distributors);

       SYMPHONIX shall pay to SIEMENS an amount equal to 5% of the amount invoiced by SIEMENS (excluding taxes, freight and similar items) to third party customers and distributors as a handling fee. Such handling fee will be offset with the purchase price for the corresponding purchase of SYMPHONIX PRODUCTS by SIEMENS;

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       SIEMENS shall purchase  SYMPHONIX PRODUCTS from SYMPHONIX at prices equal to SYMPHONIX's list prices, unless SYMPHONIX has explicitly agreed to a different price for specific transactions;

       SIEMENS shall pay all applicable taxes (such as VAT), freight, duty and similar items due in the TERRITORY and may invoice these as appropriate to third party distributors and customers;

       SIEMENS shall pay all invoices for SYMPHONIX PRODUCTS within thirty (30) days of the invoice date (net of the 5% handling fee described above);

       SYMPHONIX shall retain title to SYMPHONIX PRODUCTS until shipped by SIEMENS to third party distributors or customers;

       SIEMENS will keep accurate records of the consignment inventory (including by serial numbers), and will make such records available to SYMPHONIX upon request, including by submission of periodic detailed inventory reports;

       SIEMENS will keep such records, maintain the inventory and process transactions in such a way as to be in compliance with the applicable E.U. directives for active implantable medical devices and U.S. regulations for Class III medical devices;

       SIEMENS and SYMPHONIX will agree on a yearly budget with detailed assignment of cost to be borne by each of the Parties;

       SYMPHONIX will be responsible for promotion as well as for clinical and technical support with surgeons and hospitals, and will bear the cost for its support personnel in the TERRITORY;

       SIEMENS will be responsible for promotion with hearing aid dispensers and will bear the cost of its hearing instruments sales and support personnel in the TERRITORY;

       SYMPHONIX will render the technical and clinical support to SIEMENS subsidiaries, third party distributors or any other party interested in SYMPHONIX PRODUCTS.

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5.2    Subsequent Period

       Commencing two (2) years from the effective date provided in section 14, ("Subsequent Period") SIEMENS will assume the distribution responsibility for the SYMPHONIX PRODUCTS under the following principles:


       SYMPHONIX PRODUCTS will be purchased by SIEMENS at prices providing SIEMENS with a discount from SYMPHONIX's price list. Such discount will be at least 50%. The Parties agree that a discount above 50% for SIEMENS is possible. However, the purchase price to SIEMENS for SYMPHONIX PRODUCTS should allow SYMPHONIX at least a 20% manufacturing margin, fully loaded manufacturing cost considered. The Parties agree that a manufacturing margin of greater than 20% for SYMPHONIX is possible. The SIEMENS purchase prices for SYMPHONIX PRODUCTS shall be reviewed on an annual basis by the Parties;

       SIEMENS shall be fully responsible for developing the market in the TERRITORY, for promoting and selling SYMPHONIX PRODUCTS in the TERRITORY and for determining its sales prices for SYMPHONIX PRODUCTS. SIEMENS shall maintain the organization and commit to resources to ensure optimum sales for SYMPHONIX PRODUCTS under the mutually revised business plan;

       From the beginning of the Subsequent Period, i.e. after two (2) years from the effective date provided in section 14, SIEMENS will assume the direct sales and support organization of SYMPHONIX with such personnel becoming employees of SIEMENS, providing that the Parties will have consulted and mutually agreed upon any increases in staffing levels during the Introduction Period;

       SIEMENS will keep adequate records, maintain the inventory and process transactions in such a way as to be in compliance with the applicable E.U. directives for active implantable medical devices and U.S. regulations for Class III medical devices;

       Payment terms will be the same as during the Introduction Period, but title and risk of loss will pass at the time of shipment by SYMPHONIX, such shipments being FOB San Jose (INCOTERMS 1990).

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5.3    Regulatory Compliance
       During both, the Introduction  Period and the Subsequent Period,  SIEMENS
       shall  assist   SYMPHONIX  as  follows  in  complying   with   regulatory
       requirements.

       SIEMENS shall refer any complaints regarding SYMPHONIX PRODUCTS to SYMPHONIX within two (2) working days after they had become known by SIEMENS, and if a complaint requires follow up actions to be taken, SIEMENS will provide all required information available at SIEMENS to SYMPHONIX within one (1) working day.

       Pursuant to the United States Federal Drug Administration's ("FDA") Medical Device Reporting Regulations and E. U. vigilance reporting requirements, SYMPHONIX may be required to report to the FDA and European regulatory agencies information that reasonably suggests that a SYMPHONIX PRODUCT may have caused or contributed to the death or serious injury or has malfunctioned and that the device would be likely to cause or contribute to a death or serious injury if the malfunction were to recur. SIEMENS agrees to supply to SYMPHONIX any such information available at SIEMENS within forty-eight (48) hours after becoming aware of such information so that each can comply with governmental reporting requirements. In the event that a SYMPHONIX PRODUCT is recalled, SIEMENS shall cooperate with and assist SYMPHONIX in locating, and retrieving if necessary, recalled SYMPHONIX PRODUCTS from SIEMENS' customers.

       SIEMENS shall maintain a system of traceability of the SYMPHONIX PRODUCTS including the following consignee information in respect of each SYMPHONIX PRODUCT sold: (1) SYMPHONIX part number, (2) date of receipt of SYMPHONIX PRODUCT from SYMPHONIX, (3) serial numbers / expiration date,
       (4) invoice number under which the unit was shipped to SIEMENS` customer,
       (5) date of shipment of unit from SIEMENS` warehouse, (6) name and address of SIEMENS' consignee (this shall at a minimum be to the level of the hospital or clinic).

       SIEMENS shall use its best efforts to encourage customers to complete and submit the registration cards included with each SYMPHONIX PRODUCT.

       SIEMENS shall allow SYMPHONIX access to audit inventory processing for conformance to the requirements of EN ISO 9001.

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6.       Commercial Transactions

Commercial transactions concerning SYMPHONIX PRODUCTS shall be performed by SIEMENS in its own name and on its own account. However, product liability shall be borne by SYMPHONIX as per Section 11 of this AGREEMENT.


7.       Future Product Development

The Parties enter into this AGREEMENT to establish a long term relationship. SYMPHONIX shall therefore include SIEMENS and SIEMENS shall include SYMPHONIX as a participant in its process for the definition and specification of future products. SYMPHONIX shall make all future SYMPHONIX PRODUCTS available to SIEMENS for the distribution in the TERRITORY, and such SYMPHONIX PRODUCTS shall be marketed by SIEMENS as soon as practical after they become available.


8.       Products

From time to time Annex 1 shall be modified by adding newly developed SYMPHONIX PRODUCTS and by deleting obsolete and discontinued SYMPHONIX PRODUCTS. However, any SYMPHONIX PRODUCT discontinuation will be announced with six (6) months written notice to SIEMENS. SYMPHONIX will make available to SIEMENS for a period of at least seven (7) years accessories, spare parts and replacement SYMPHONIX PRODUCTS of any SYMPHONIX PRODUCT after the effective date of its discontinuation.


9.       Confidentiality

SIEMENS shall not use for its own benefit (except as authorized in this AGREEMENT) nor make available nor disclose to third parties any technical or marketing information (e.g., drawings or specifications) or information of a confidential nature which it may acquire in the course of its cooperation with SYMPHONIX, and shall also prevent the aforementioned information from being disclosed to or used by unauthorized parties. SYMPHONIX shall assume the same obligation with regard to information received from SIEMENS. The above mentioned obligation does not apply to information which is or will become part of the public domain or which has been publicly disclosed by the other Party without breach of a confidentiality obligation. The terms of this provision shall survive the termination of this AGREEMENT for five (5) years.


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10.        Default and Extraordinary Termination

In addition to any other termination rights hereunder, each Party shall have the right to terminate this AGREEMENT and to pursue all remedies available to such Party, upon the occurrence of any of the following:

(i) a material breach by the other Party of any of any material term or condition or representation or warranty contained in this AGREEMENT which such Party fails to cure within thirty (30) days after written notice thereof;
(ii) the other Party's insolvency, admission of inability to pay its debts as they become due, filing of a petition for bankruptcy relief or assignment for the benefit of creditors.


11.        Liability

11.1.  Indemnification for Infringement of Intellectual Property
       SYMPHONIX will defend, at its expense, any action brought against SIEMENS or SIEMENS' subsidiaries, affiliates, agents, employees or customers to the extent that it is based on a claim that a SYMPHONIX PRODUCT, when used in accordance with this Agreement, infringes a patent, trademark or copyright in the TERRITORY. SYMPHONIX will pay any costs, settlements and damages finally awarded provided that SIEMENS or SIEMENS' subsidiaries,
       affiliates,   agents,   employees  or  customers
       (i)   promptly  notifies SYMPHONIX in writing of any claim,
       (ii)  gives  SYMPHONIX sole control of the defense and settlement,  and
       (iii) provides all reasonable assistance in connection therewith. SYMPHONIX agrees to keep SIEMENS or SIEMENS' subsidiaries, affiliates, agents, employees or customers advised of the status of any claim.

       If any SYMPHONIX PRODUCT is finally adjudged to so infringe, or in SYMPHONIX's opinion such a claim is likely to succeed, SYMPHONIX will, at its option
       (i)   procure  for  SIEMENS  the right to  continue  using the  SYMPHONIX
             PRODUCT,
       (ii) modify or replace the SYMPHONIX PRODUCT so there are no infringements, or
       (iii) refund the price paid including handling charges for logistics upon return of the SYMPHONIX PRODUCT.

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       The foregoing  states the entire liability of SYMPHONIX and the exclusive
       remedy  for  SIEMENS  or  SIEMENS'  subsidiaries,   affiliates,   agents,
       employees or customers relating to infringement or claims of infringement of any patent, trademark, copyright, mask work right, trade secret or other proprietary right by the SYMPHONIX PRODUCT.

11.2.  Product Liability Indemnification

       SYMPHONIX agrees to defend against and indemnify and hold SIEMENS or SIEMENS' subsidiaries, affiliates, agents, employees or customers harmless from product liability claims, losses, damages or expenses (including costs of defending any proceedings) resulting from the purchase, sale, storage, transportation or foreseeable use of SYMPHONIX PRODUCTS, whether brought under theories of express or implied warranty, negligence or strict liability. This indemnification will not apply to any SYMPHONIX PRODUCT which, as determined by arbitration or a competent courts decision, has been
       (i)   modified  without  SYMPHONIX's  written authorization,
       (ii)  not used or maintained in compliance with SYMPHONIX's instructions,
       (iii) subjected to misuse, improper maintenance, unusual stress or accident, or
       (iv)  used or sold after  the "Use  Before" date specified by SYMPHONIX.


11.3.  Conditions to Indemnification Obligations
       The indemnification obligations are subject to the following conditions:
       (i) the indemnified party gives prompt notice to SYMPHONIX of the potential liability or claim;
       (ii) the indemnified party promptly grants to SYMPHONIX control over its defence and settlement; and
       (iii) the indemnified party, at the indemnifying party's expense, provides reasonable and timely assistance in defence of the claim. The indemnified party may, at its option and expense, participate in the defence and settlement of any claim or liability under this AGREEMENT; however, if the indemnified party agrees to a settlement of such claim or liability without the written consent of SYMPHONIX, SYMPHONIX shall have no obligation to indemnify the indemnified party in connection with such settlement.

11.4.  Product Liability Insurance

       SYMPHONIX shall, for the lifetime of the SYMPHONIX PRODUCTS, secure and maintain a product liability insurance policy providing coverage for product liability exposure (including negligence and strict liability) to third parties resulting from defective SYMPHONIX PRODUCTS (such as design-, manufacture-, instruction defects) supplied by SYMPHONIX to SIEMENS in the TERRITORY, provided such coverage is available on commercially reasonable terms. At SIEMENS' request, SYMPHONIX shall provide SIEMENS a copy of the insurance policy. The Parties shall, during the term of this agreement, discuss annually the level of insurance coverage maintained by SYMPHONIX.

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11.5.  General Indemnity
       Unless otherwise provided for this Agreement, either Party will indemnify and hold the other Party harmless from and against any and all losses, damages, claims, liabilities, cost and expenses (including reasonable attorneys` fees) directly resulting from
       (i) any gross negligent or intentional breach of this Agreement or any duty or obligations hereunder, or
       (ii) any claims that may be made by reason of any gross negligent or intentional act or omission of a Party or any of its subsidiaries, affiliates, agents or employees.


12.        WARRANTIES


12.1 SYMPHONIX warrants to SIEMENS that the SYMPHONIX PRODUCTS will on the date of shipment be free from defects in materials and workmanship, and will under normal use, starting with the date of implantation, conform in material respects to the then-current user documentation for a period of three (3) years for the implanted portion of such SYMPHONIX PRODUCT and for a period of one (1) year for its external portion, but at least for the mandatory period under the regulations of the E. U.. This limited warranty will not apply to any SYMPHONIX PRODUCT which as proved by
       SYMPHONIX,   has   been
       (i)   modified   without   SYMPHONIX's   written authorization,
       (ii)  not used or maintained in compliance with SYMPHONIX's instructions,
       (iii) subjected to misuse, improper maintenance, unusual stress or accident, or
       (iv)  used or sold  after the "Use  Before"  date specified by SYMPHONIX.

       This limited warranty extends only to SIEMENS and not to any end user or customer of SIEMENS. The provisions of this Section 12.1 shall not affect the statutory rights of any end-user in the TERRITORY.


12.2. SIEMENS shall use its best efforts to ensure with its customers that procedures for ordering of SYMPHONIX PRODUCT and shipment of stock precludes having expired SYMPHONIX PRODUCT in stock. Expired SYMPHONIX PRODUCT must not be sold and is not returnable except for re-sterilization, at the cost, including freight, of SIEMENS. SYMPHONIX may by notice in writing require SIEMENS to return any expired SYMPHONIX PRODUCT to SYMPHONIX for re-sterilization which shall be performed at the cost including freight of SIEMENS.

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12.3   SYMPHONIX  shall pass on to  SIEMENS  good  title,  free and clear of all liens and/or encumbrances to SYMPHONIX PRODUCTS delivered as replacement for non-conforming SYMPHONIX PRODUCTS.

12.4 If SYMPHONIX is unable, within sixty (60) business days of SYMPHONIX' receipt of defective SYMPHONIX PRODUCTS, to repair or replace non-conforming SYMPHONIX PRODUCTS, SIEMENS shall be credited the original purchase price for such SYMPHONIX PRODUCTS. In case of a warranty defect, which requires a removal from the patients body of defective SYMPHONIX PRODUCTS as well as a re-implant of repaired/replaced SYMPHONIX PRODUCTS all direct cost for such surgery, to be paid by SIEMENS shall be borne by SYMPHONIX, provided SYMPHONIX has approved in advance of the need for such removal and re-implant.


12.5 SIEMENS shall make no representations to third parties regarding the performance or functional capabilities or characteristics of the SYMPHONIX PRODUCTS beyond those stated in SYMPHONIX's then-current printed Product Specification.


13.   Assignment

Neither Party may assign or otherwise transfer this AGREEMENT, or assign any of its rights or delegate any of its obligations hereunder, without the prior written consent of the other Party, and any attempted or purported assignment by either Party without such consent shall be null and void. Notwithstanding the foregoing, either Party may assign all of its rights and delegate all of its obligations hereunder in connection with the sale of all or substantially all of its assets or the reorganization of the assignor, without the prior written consent of the other Party; provided, however, that any such assignee must assume all obligations of the assignor under this AGREEMENT to the reasonable satisfaction of the non-assigning Party.

14.   Duration of AGREEMENT, Ordinary Termination

This AGREEMENT shall become effective upon signature by both Parties of both this Agreement and the Common Stock Purchase Agreement between the Parties, and shall remain in force for a period of five (5) years. Notwithstanding the foregoing, this AGREEMENT shall not terminate before September 30, 2004, except as provided in Section 10 and 15.

Unless either Party has given twelve (12) months written notice of intent to not renew this AGREEMENT, this AGREEMENT shall automatically renew for successive one (1) year periods beyond September 30, 2004. After this date, this AGREEMENT will be cancelable by either Party upon twelve (12) month written notice to the other Party.

If SYMPHONIX decides not to renew the Agreement a fee will be payable by SYMPHONIX to SIEMENS, such fee is one times the SIEMENS' prior twelve months revenues with SYMPHONIX PRODUCTS in the TERRITORY.

Such fee will be payable 60 days after the effective date of the termination of this AGREEMENT.


15.   SYMPHONIX Change of Control

In the event of a Change in Control of SYMPHONIX (as defined herein), SYMPHONIX shall have the right to terminate, with three (3) months written notice, this AGREEMENT by paying SIEMENS the greater of (i) US$ 1,000,000 or 2 times SIEMENS' prior twelve months revenues with SYMPHONIX PRODUCTS in the TERRITORY if this AGREEMENT is terminated during the first or second year of the initial term of this AGREEMENT, (ii) US$ 1,000,000 or 1.5 times SIEMENS' prior twelve months revenues with SYMPHONIX PRODUCTS in the TERRITORY if this AGREEMENT is terminated during the third year of the initial term or (iii) US$ 2,000,000 or 1 times SIEMENS' prior twelve months revenues with SYMPHONIX PRODUCTS in the TERRITORY if this AGREEMENT is terminated during the fourth or fifth year of the initial term. Upon a termination of this AGREEMENT for such reason SYMPHONIX will have no further obligations to SIEMENS, and no additional payments will be due as a result of such termination other than as set out in this paragraph.

Such fee will be payable 60 days after the effective date of the termination of this AGREEMENT.

A "Change in Control of SYMPHONIX " shall mean
(i) a merger, consolidation or other business combination or transaction to which SYMPHONIX is a party if the stockholders of SYMPHONIX immediately prior to the effective date of the merger, consolidation or other business combination or transaction as a result of such share ownership own less than 50 % of the voting power of the surviving corporation following such merger, consolidation, or other business combination or transaction,
(ii) an acquisition by any person of voting stock of SYMPHONIX representing 20 % or more of the total current voting power of SYMPHONIX,
(iii) a sale of all or substantially all the assets of SYMPHONIX or (iv) a liquidation or dissolution of SYMPHONIX.

If the change in control results in an acquisition of SYMPHONIX by a manufacturer of acoustic hearing aids, then this AGREEMENT may be cancelled by SIEMENS at SIEMENS' option. Payments will be as set out above.


16.   Arbitration

The Parties shall make a good faith effort to settle amicably any dispute or difference arising out of or resulting from this AGREEMENT or ancillary agreements regarding its performance. An attempt to arrive at a settlement shall be deemed to have failed as soon as one of the Parties to this AGREEMENT so notifies the other Party in writing.

If an attempt at settlement has failed, the dispute shall be resolved definitely and exclusively by arbitration under the rules of arbitration of the International Chamber of Commerce in Paris ("Rules") by three (3) arbitrators appointed in accordance with the Rules.

The place of arbitration shall be Zurich, Switzerland. The procedural law of that place shall apply where the Rules are silent. It is agreed that all documentary submissions, presentations, and proceedings shall be in the English language.

The arbitral award shall be substantiated in writing. The decision of the arbitral tribunal shall be final and binding on the Parties, and judgement upon the arbitral award may be entered in any court having jurisdiction thereof. The arbitral tribunal shall assign the costs of arbitration.

17.   Applicable Law

The contractual relations between the Parties shall be governed by the provisions of this AGREEMENT and all other agreements regarding its performance, and otherwise in accordance with the substantive law in force in Switzerland. The application of the United Nations Convention on contracts for the International Sale of Goods of April 11, 1980, shall be excluded.


18.      Miscellaneous

18.1. Supplemental agreements and amendments to this AGREEMENT must be made in writing.

18.2. Neither Party may assign its rights or obligations under this AGREEMENT without the prior written consent of the other Party, except to a successor of all or substantially all of its business and/or properties.

IN WITNESS WHEREOF, the Parties have caused this AGREEMENT to be executed by their duly authorized representatives on the dates as set forth below.

SYMPHONIX Devices, Inc.                       SIEMENS Audiologische Technik GmbH

Date: November 2, 1999                        Date: November 2, 1999


Kirk Davis                                    Hans Mehl
------------------------------                ------------------------------
President & Chief Executive Officer           Managing Director


Annex 1:      Current SYMPHONIX PRODUCTS
Annex 2:      Territory

                      ANNEX 1 - Current SYMPHONIX PRODUCTS


Vibrant  P Soundbridge

Vibrant  D Soundbridge

Related Programmers and Accessory Kits

                               ANNEX 2 - TERRITORY


1.       The countries currently comprising the European Union:
     Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Netherlands, Portugal, Spain, Sweden, United Kingdom.

2.       Additional countries in Western Europe:
     Iceland, Liechtenstein, Norway, Switzerland.